

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2024

Uttam Patil, Ph.D.
Chief Executive Officer
ABVC BioPharma, Inc.
44370 Old Warm Springs Blvd.
Fremont, CA 94538

>   **Re: ABVC BioPharma, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 12, 2024**
>   **File No. 333-276500**

Dear Uttam Patil:

　　We have conducted a limited review of your registration statement and have the following comments.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed January 12, 2024

Executive Compensation, page 80

1.　Please revise your registration statement to include the executive compensation disclosures required for the fiscal year ended December 31, 2023. Refer to Item 402(n)(1) of Regulation S-K and Question 117.05 of the Regulation S-K Compliance and Disclosure Interpretations.

Selling Stockholders, page 91

2.　Please update the selling stockholder table to reflect all of the shares being registered pursuant to this registration statement on behalf of the selling stockholders. In this regard, the number in the table appears to exclude the 1,000,000 shares of common stock underlying the 2nd Lind Warrant.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson at 202-551-8013 or Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Louis Taubman, Esq.